Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ENDO, INC.

July 31, 2025

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is Endo, Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 1000 shares of common stock with a par value of $0.01 per share.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation, subject to any specific limitation on such power contained in any Bylaws adopted by the stockholders. Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

SIXTH: To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. All references in this SIXTH ARTICLE to a director shall also be deemed to refer to such other person or persons, if any, who, pursuant to a provision of this Amended and Restated Certificate of Incorporation in accordance with Section 141(a) of the DGCL, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by the DGCL. All references in this SIXTH ARTICLE to an officer shall mean only a person who at the time of an act or omission as to which liability is asserted is deemed to have consented to service by the delivery of process to the registered agent of the Corporation pursuant to Section 3l14(b) of Title 10 of the Delaware Code (for purposes of this sentence only, treating residents of Delaware as if they were nonresidents to apply Section 3l14(b) of Title 10 of the Delaware Code to this sentence). Any amendment, repeal or elimination of this SIXTH ARTICLE, or the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this SIXTH ARTICLE, shall not affect its application with respect to an act or omission by a director or officer occurring before such amendment, adoption, repeal or elimination.

SEVENTH: Subject to the last sentence of the SIXTH ARTICLE, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.